                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. )(1/)

                                 COBANCORP INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  190750109
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Terry E. Patton
                  Senior Vice President, Counsel and Secretary
                             FirstMerit Corporation
                          III Cascade Plaza, 7th Floor
                                Akron, Ohio 44308
                                  (330)384-7033
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                       Kevin C. O'Neil, Brouse & McDowell
                   500 First National Tower, Akron, Ohio 44308
                                 (330) 535-5711

                                November 3, 1997
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)

------------------------------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO. 190750109
          --------------
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           FIRSTMERIT CORPORATION
                           IRS Identification No. 34-1339938
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

              WC, OO (See Item 3)
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        / /
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio
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                            7     SOLE VOTING POWER

                                    687,311 (See Item 5)
                          ----------------------------------------------------
                            8     SHARED VOTING POWER

   NUMBER OF SHARES                 0 (See Item 5)
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                       687,311 (See Item 5)
                          ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                    0 (See Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                687,311 (See Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              /X/ (See Item 5)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.9% (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share ("CoBancorp Common"), of CoBancorp Inc., a bank holding company incorporated under the laws of the State of Ohio(the "CoBancorp"). The principal executive offices of CoBancorp are located at 1530 West River Road North, Elyria, Ohio 44035.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), (f): This Statement is being filed by FirstMerit Corporation, an Ohio corporation ("FirstMerit"). FirstMerit is a multi-bank holding company. FirstMerit's principal business and principal executive offices are located at III Cascade Plaza, 7th Floor, Akron, Ohio 44308.

         The names of the directors and executive officers of FirstMerit and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         Other than the directors and executive officers, there are no persons or corporations controlling or ultimately in control of FirstMerit.

         (d), (e): During the last five years, neither FirstMerit nor, to its knowledge, any of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, CoBancorp has granted to FirstMerit an option pursuant to which FirstMerit has the right, upon the occurrence of certain events (none of which has yet occurred) to purchase up to 19.9% (currently being 687,311 shares) of CoBancorp Common at a per share price equal to $40.00. If such option were exercisable and FirstMerit were to exercise such option in full on the date hereof, the funds required to purchase the shares of CoBancorp Common issuable upon such exercise would be $27,492,440. It is currently anticipated that such funds would be provided from FirstMerit's working capital or by borrowings from other sources yet to be determined.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (j): MERGER AGREEMENT.

         CoBancorp and FirstMerit have entered into an Agreement of Affiliation and Plan of Merger dated as of November 2, 1997 (the "Agreement") pursuant to which the Company will, subject to the conditions and upon the terms stated therein, merge with and into FirstMerit (the "Merger"). FirstMerit will be the surviving corporation in the Merger. The Merger Agreement provides that the articles of incorporation and code of regulations of FirstMerit in effect as of the effective time of the Merger (the "Effective Time") will be the certificate of incorporation and code of regulations of the surviving corporation.

         Under the terms of the Agreement, each share of CoBancorp common stock will be exchanged for $44.50 in cash or for shares of common stock of FirstMerit with a market value per share of $44.50, based upon the market value of FirstMerit common stock during a ten day period ending ten days prior to closing of the transaction ("Pricing Period"), subject to adjustment as provided for in the Agreement ("Average Closing Price"). CoBancorp shareholders may elect to exchange their common stock for either common stock of FirstMerit, or $44.50 in cash, provided that no less than 30 percent nor more than 49 percent of the total transaction value will be paid in cash.

         Each CoBancorp shareholder will have a right to elect to receive (a) shares of FirstMerit Common Stock, (b) cash in the amount of $44.50 per share of CoBancorp common stock, or (c) a specified amount of shares of FirstMerit Common Stock with the balance as cash in the amount of $44.50 per share of CoBancorp common stock. A CoBancorp shareholder can also make no election.

         On the date the Agreement was executed, the "Exchange Ratio" for the CoBancorp common stock was 1.745, based upon per share prices of CoBancorp and FirstMerit common stock of $44.50 and $25.50, respectively. The Exchange Ratio, however, will not be fixed until the end of the Pricing Period. If the Average Closing Price of the FirstMerit common stock is (a) greater than $30.60, then the Exchange Ratio will equal $48.53 divided by the Average Closing Price, (b) equal to or greater than $28.05 but less than or equal to $30.60 per share, then the Exchange Ratio will be 1.586, (c) greater than $22.95 but less than $28.05 per share, then the Exchange Ratio will be adjusted by multiplying the Exchange Ratio by a factor equal to $25.50 divided by the Average Closing Price, or (d) equal to or less than $22.95, subject to the right of CoBancorp to terminate and of FirstMerit to "gross-up," then the Exchange Ratio will be 1.939.

         If the Average Closing Price of FirstMerit common stock is less than $20.40, CoBancorp may elect to terminate the Agreement. If CoBancorp makes such an election, FirstMerit has the right to agree to fix and "gross up" the Exchange Ratio at 1.939. If FirstMerit does so, CoBancorp may not terminate the Agreement.

         If the CoBancorp shareholders elect less than 30 percent or more than 49 percent of the total transaction value to be paid in cash, the Agreement provides that generally shareholders will have certain of their elections allocated on a pro rata basis so that no less than 30 percent nor more than 49 percent of the total transaction value will be paid in cash.

         Any shares of CoBancorp Common held as treasury stock immediately prior to the Effective Time will be canceled and will not be exchanged for shares of FirstMerit common stock or cash. Following the Merger, the shares of CoBancorp Common previously issued by the Company will (i) cease to be authorized to be quoted in the Nasdaq National Market System ("Nasdaq/NMS")and (ii) become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Merger Agreement provides that the Company will not deliver or pay any dividends or make any distributions on shares of CoBancorp Common, except cash dividends of $0.22 per share unless otherwise permitted by the Merger Agreement, and that the Company and FirstMerit will coordinate the delivery or payment of any dividends on CoBancorp Common in the quarter in which the Effective Time shall occur to make such payment equitable.

         Consummation of the Merger is subject to certain customary conditions, including, among others, (i) the approval of the Merger, the Agreement and the transactions contemplated thereby by the CoBancorp shareholders at a meeting held for such purpose, and (ii) receipt of certain regulatory approvals.

OPTION AGREEMENT

         GENERAL. Subsequent to the execution of the Merger Agreement, and subject to FirstMerit's right to terminate the Merger Agreement if not executed, the Company and FirstMerit entered into a Stock Purchase Option dated as of November 3, 1997 (the "Option Agreement") pursuant to which FirstMerit was granted an irrevocable option (the "CoBancorp Stock Option") to purchase up to 19.9% (currently being 687,311 shares without giving effect to the issuance of any shares subject to CoBancorp stock option plans and the CoBancorp Stock Option)of CoBancorp Common, at a price equal to $40.00 per share. The number of shares and the purchase price are subject to adjustment as described in the CoBancorp Stock Option.

         One effect of the CoBancorp Stock Option is to increase the likelihood that the Merger will be consummated in part by making it both more difficult and more expensive for another party to attempt to obtain control of or acquire CoBancorp.

         PURCHASE EVENTS; EXERCISE OF OPTION. The CoBancorp Stock Option provides that FirstMerit may exercise the CoBancorp Stock Option upon the occurrence of one or more of the following "Purchase Events:"

         (a) CoBancorp or any of its subsidiaries, without the prior written consent of FirstMerit, authorizes, recommends, proposes, or publicly announces an intention to authorize, recommend, or propose, or enters into an agreement to effect (i) a merger, consolidation, or other business combination involving CoBancorp or any of its significant subsidiaries with or into any person (other than a merger, consolidation, joint venture, or other business combination with or into FirstMerit or any of FirstMerit's subsidiaries, or a merger or consolidation of any of CoBancorp's subsidiaries with or into CoBancorp or any of its other subsidiaries), (ii) a sale, lease, or other disposition of assets or earning power of CoBancorp or any of its subsidiaries, in one or more transactions, representing 20% or more of the consolidated assets or earning power of CoBancorp and its subsidiaries to any person (other than FirstMerit or any of its subsidiaries), or (iii) an issuance, sale, or other disposition (whether by means of a merger, consolidation, share exchange, or other transaction) of securities representing 20% or more of the voting power of CoBancorp or any of its significant subsidiaries to any person (other than FirstMerit or any of its subsidiaries) (any of the foregoing being an "Acquisition Transaction;" except that, if FirstMerit has given its prior written consent to any such transaction, such transaction will not be considered an "Acquisition Transaction");

         (b) any person (other than FirstMerit or any of its subsidiaries) commences or files a registration statement under the Securities Act with respect to, a tender offer or exchange offer to acquire shares of CoBancorp Common Stock such that, upon consummation of the offer, that person would beneficially own 25% or more of the CoBancorp Common Stock then outstanding;

         (c) any person (other than FirstMerit or any of its subsidiaries, any of CoBancorp's subsidiaries in a fiduciary capacity in the ordinary course of its business, any employee benefit plan or employee stock ownership plan of CoBancorp or any of its subsidiaries, or any person organized, appointed, or established by CoBancorp or any of its subsidiaries for or pursuant to any such plan), alone or together with such person's affiliates, acquires beneficial ownership of 20% or more of the CoBancorp Common Stock then outstanding, or any group (other than a group of which FirstMerit or any of its subsidiaries, any of CoBancorp's subsidiaries in a fiduciary capacity in the ordinary course of its business, any employee benefit plan or employee stock ownership plan of CoBancorp or any of its subsidiaries, or any person organized, appointed, or established by CoBancorp or any of its subsidiaries for or pursuant to any such plan) has been formed that beneficially owns 20% or more of the CoBancorp Common Stock then outstanding; or

         (d) the holders of CoBancorp Common Stock do not approve the Merger Agreement at the meeting of such holders (or any adjournment or postponement thereof) held for the purpose of voting on the Merger Agreement, such meeting is not held or is canceled (and not rescheduled) prior to termination of the Merger Agreement, or CoBancorp's Board of Directors withdraws or modifies in a manner adverse to FirstMerit the recommendation of CoBancorp's Board of Directors that CoBancorp's stockholders approve the Merger and adopt the Merger Agreement, in each case after any person (other than FirstMerit or any of its subsidiaries), after November 2, 1997, (i) publicly announces a bona fide proposal, or publicly discloses a bona fide intention to make a bona fide proposal, to engage in an Acquisition Transaction (or CoBancorp publicly discloses receipt of such a proposal) or (ii) files an application or gives notice under the BHCA or the Change in Bank Control Act of 1978 for approval to engage in an Acquisition Transaction.

         Generally, the right to exercise the CoBancorp Stock Option terminates upon the earliest of (a) the completion of the Merger, (b) 12 months after the first occurrence of a Purchase Event, and (c) termination of the Merger Agreement in accordance with its terms before the occurrence of a Purchase Event.

         In the event of any change in the CoBancorp Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the CoBancorp Stock Option and the purchase price therefor will be adjusted appropriately.

         REPURCHASE OF OPTION. During the 12-month period following the first occurrence of a Repurchase Event (as described below), FirstMerit will have the right to require CoBancorp to repurchase the CoBancorp Stock Option and all shares of CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option that are beneficially owned by FirstMerit at the time the repurchase is requested. The aggregate repurchase price will be the sum of (a) the aggregate purchase price paid by FirstMerit for all shares of CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option that are beneficially owned by FirstMerit at the time the repurchase is requested, (b) the excess, if any, of the Applicable Price (as described below) over the purchase price paid by FirstMerit for each share of CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option that is beneficially owned by FirstMerit at the time the repurchase is requested, multiplied by the number of such shares, and
(c) the excess, if any, of the Applicable Price over the purchase price payable upon exercise of the CoBancorp Stock Option multiplied by the number of shares with respect to which the CoBancorp Stock Option has not been exercised.

         For purposes of this section, "Repurchase Event" has the same meaning as "Acquisition Transaction," except that the percentage referred to in subparagraph (a)(ii) of the definition of Acquisition Transaction above in the paragraph captioned "Purchase Events; Exercise of Option" is 50%, and the percentage referred to in subparagraph (a)(iii) of the definition is 40%. For purposes of this section, "Applicable Price" means the highest of (x) the highest price per share to be paid by any person (other than FirstMerit or any of its subsidiaries) for CoBancorp Common Stock or the highest consideration per share to be received by the holders of CoBancorp Common Stock, in each case pursuant to an agreement for a merger, consolidation, joint venture, or other business combination with CoBancorp that is entered into after November 2, 1997, and before the repurchase is requested, (y) the highest closing sales price per share of CoBancorp Common Stock reported on Nasdaq/NMS (or, if transactions in CoBancorp Common Stock are not reported on Nasdaq/NMS, the highest bid price quoted on the principal trading market on which the CoBancorp Common Stock is traded as reported by a recognized source) during the 60 business days before the repurchase is requested, and (z) in the event of the sale by CoBancorp or its subsidiaries, in one or more transactions, of assets or earning power aggregating more than 50% of the consolidated assets or earning power of CoBancorp and its subsidiaries to any person (other than FirstMerit or any of its subsidiaries), the sum of the price paid for such assets or earning power and the current value of the remaining assets of CoBancorp and its subsidiaries, divided by the number of shares of CoBancorp Common Stock outstanding at the time of the sale. Notwithstanding any other provision, the consideration payable to FirstMerit shall be adjusted so that the maximum payable to FirstMerit under this provision will not exceed the aggregate price paid by FirstMerit pursuant to the CoBancorp Stock Option, plus $5.0 million.

         Except to the extent that FirstMerit has exercised its right to require CoBancorp to repurchase the CoBancorp Stock Option and the CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option, as described in the preceding paragraph, during the six-month period beginning 12 months after the first occurrence of a Repurchase Event, CoBancorp will have the right to repurchase from FirstMerit all of the shares of CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option that are beneficially owned by FirstMerit at the time the repurchase is requested. The aggregate price will be the greater of (a) 110% of the average closing sales price per share of CoBancorp Common Stock reported on Nasdaq/NMS (or, if transactions in CoBancorp Common Stock are not reported on Nasdaq/NMS, the highest bid price quoted on the principal trading market on which the CoBancorp Common Stock is traded as reported by a recognized source) for the 10 business days before the repurchase is requested and (b) the sum of (x) the purchase price per share paid by FirstMerit for such shares and (y) FirstMerit's "pre-tax per share carrying cost" (as defined in the CoBancorp Stock Option) for such shares, multiplied in either case by the number of shares being repurchased.

         REGISTRATION RIGHTS; RIGHT OF FIRST REFUSAL. Upon request by FirstMerit within the 18 month period following the first exercise of the CoBancorp Stock Option (or later in the event of a delay in obtaining certain regulatory approvals), CoBancorp will prepare and file a registration statement with the Commission if such registration is necessary to permit the sale or other disposition of the shares of CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option. CoBancorp will also permit FirstMerit to include the shares in certain registration statements initiated by CoBancorp.

         Until the later of (a) 24 months following the first exercise of the CoBancorp Stock Option and (b) termination of the CoBancorp Stock Option, CoBancorp will have a right of first refusal with respect to the sale or other disposition of shares of CoBancorp Common Stock purchased upon exercise of the CoBancorp Stock Option. This right of first refusal will not, however, apply to
(x) any disposition in which the proposed transferee will receive not more than two percent of the outstanding CoBancorp Common Stock, (y) any registered public offering in which steps are taken to reasonably ensure that no purchaser will acquire more than two percent of the outstanding CoBancorp Common Stock, and (z) any transfer to a wholly owned subsidiary of FirstMerit that agrees to be bound by the terms of the CoBancorp Stock Option.

         TERMINATION OF OPTION. FirstMerit may not exercise the CoBancorp Stock Option if, at the time of exercise, it is in material breach of the Merger Agreement. Moreover, CoBancorp's obligations under the CoBancorp Stock Option will terminate and the CoBancorp Stock Option will no longer be exercisable if the Merger Agreement is terminated and FirstMerit is in material breach of the Merger Agreement when it is terminated; provided that, for this purpose, if the Merger Agreement is to be terminated by FirstMerit, CoBancorp must upon request notify FirstMerit if a material breach by FirstMerit exists and, if the Merger Agreement is terminated by CoBancorp and all of the material breaches are curable, CoBancorp must provide FirstMerit with notice of the material breaches and an opportunity to cure.

         ADDITIONAL PROVISIONS. Certain rights and obligations of CoBancorp and FirstMerit under the CoBancorp Stock Option are subject to receipt of required regulatory approvals. Among others things, regulatory approvals are required for the acquisition by FirstMerit of more than five percent of the outstanding CoBancorp Common Stock.

         Copies of the Merger Agreement and the Stock Purchase Option are attached as exhibits to this Statement and are incorporated herein by reference. The foregoing summary of such documents is not intended to be complete and is qualified in its entirety by reference to the actual documents being filed herewith.

         Except as set forth herein, FirstMerit has no current plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b): FirstMerit may be deemed to be the beneficial owner of the 687,311 shares of CoBancorp Common issuable upon exercise of the CoBancorp Stock Option. As provided in the Option Agreement, FirstMerit may exercise the CoBancorp Stock Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the CoBancorp Stock Option is not currently exercisable, FirstMerit expressly disclaims beneficial ownership of any of such shares of CoBancorp Common. If the CoBancorp Stock Option were currently exercisable and exercised in full, the shares of CoBancorp Common issuable upon exercise of the CoBancorp Stock Option would represent approximately 19.9% of the total number of outstanding shares of CoBancorp Common (after giving effect to the issuance of such shares)(based upon the 3,453,824 shares of CoBancorp Common represented by CoBancorp in the Merger Agreement to be issued and outstanding as of November 2, 1997).

         FirstMerit has no right to vote or dispose of the shares of CoBancorp Common issuable upon exercise of the CoBancorp Stock Option unless and until such time as the CoBancorp Stock Option is exercised. If FirstMerit were to exercise the CoBancorp Stock Option, it would have sole power to vote and to dispose of the shares of CoBancorp Common issued as a result of such exercise. As of November 10, 1997, to its knowledge, FirstMerit and its subsidiaries, hold no shares of CoBancorp Common.

         Except as set forth above, neither FirstMerit nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of CoBancorp Common.

         (c): Except for the issuance of the CoBancorp Stock Option, neither FirstMerit nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of CoBancorp Common for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of FirstMerit may have effected transactions in shares of CoBancorp Common during the past 60 days on behalf of trust accounts ("Trust Accounts").

         (d): No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of CoBancorp Common issuable upon exercise of the CoBancorp Stock Option. To its knowledge, any beneficiaries of Trust Accounts would likely have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of CoBancorp Common held in any such Trust Accounts.

         (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in response to Items 3, 4 and 5 hereof, neither FirstMerit nor, to its knowledge, any of the persons listed on Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         1. Merger Agreement dated November 2, 1997 between CoBancorp Inc. and FirstMerit Corporation

         2. Stock Purchase Option dated November 3, 1997 between CoBancorp Inc. and FirstMerit Corporation


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             FirstMerit Corporation


Dated: November 12, 1997                   By: /s/Terry E. Patton
                                               ------------------------
                                               Terry E. Patton
                                               Senior Vice President, Counsel
                                               and Secretary

                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF FIRSTMERIT CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of FirstMerit Corporation ("FirstMerit") are set forth below. If no business address is given, the director's or executive officer's business address is III Cascade Plaza, Akron, Ohio 44308. The business address of each FirstMerit director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

I. DIRECTORS

NAME                                                 PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Karen S. Belden                                      Co-owner, Easterday's Gift Shop and Florist
                                                     3002 Woodcliff Drive, NW
                                                     Canton, Ohio 44718

R. Cary Blair                                        Chairman, President and Chief Executive
                                                     Officer
                                                     Westfield Companies
                                                     I Park Circle
                                                     P.O. Box 5001
                                                     Westfield Center, Ohio 44251

John C. Blickle                                      President
                                                     Heidman, Inc., dba McDonald's Restaurants
                                                     400 West Market Street
                                                     Akron, Ohio 44303

Robert W. Briggs                                     President
                                                     Buckingham, Doolittle & Burroughs
                                                     50 S. Main Street
                                                     Akron, Ohio 44308

John R. Cochran                                      President and Chief Executive Officer
                                                     FirstMerit Corporation

Elizabeth A. Dalton                                  1900 Ashwood Drive
                                                     Akron, Ohio 44313

Terry L. Haines                                      President and Chief Executive Officer
                                                     A. Schulman, Inc.
                                                     3550 W. Market Street
                                                     Akron, Ohio 44333

Clifford J. Isroff                                   Chairman and Secretary
                                                     I Corp.
                                                     4000 Embassy Parkway, Suite 110
                                                     Akron, Ohio 44333

Philip A. Lloyd, II                                  Partner
                                                     Brouse & McDowell
                                                     500 First National Tower
                                                     Akron, Ohio 44308


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

Robert G. Merzweiler                                 President and Chief Executive Officer
                                                     Landmark Plastic Corporation
                                                     P.O. Box 7646
                                                     Akron, Ohio 44306

Stephen E. Myers                                     President and Chief Executive Officer
                                                     Myers Industries, Inc.
                                                     1293 South Main Street
                                                     Akron, Ohio 44301

Roger T. Read                                        2966 N. Martadale Drive
                                                     Akron, Ohio 44333

Justin T. Rogers, Jr.                                370 Delaware Ave.
                                                     Akron, Ohio 44303

Del Spitzer                                          President
                                                     Spitzer Management, Inc.
                                                     150 E. Bridge Street
                                                     Elyria, Ohio 44035

II. EXECUTIVE OFFICERS

NAME                                                 PRESENT PRINCIPAL OCCUPATION AND ADDRESS

John R. Cochran                                      President and Chief Executive Officer

John R. Macso                                        Executive Vice President

Robert P. Brecht                                     Executive Vice President

Jack R. Gravo                                        Executive Vice President

Bruce M. Kephart                                     Executive Vice President

George P. Paidas                                     Executive Vice President

Gregory R. Bean                                      Senior Vice President

Gary J. Elek                                         Senior Vice President

Terry E. Patton                                      Senior Vice President, Counsel and
                                                     Secretary

William E. Stansifer                                 Senior Vice President

Carrie L. Tolstedt                                   Executive Vice President

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



                             FIRSTMERIT CORPORATION
                          SCHEDULE 13D: COBANCORP INC.


                                INDEX OF EXHIBITS


      EXHIBIT


          1 Agreement of Affiliation and Plan of Merger dated November 2, 1997 by and between FirstMerit
                   Corporation and CoBancorp Inc.

          2        CoBancorp Inc. Stock Purchase Option dated November 3, 1997





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